June 25, 2013

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2011-GC5
GS Mortgage Securities Trust 2012-GC6
GS Mortgage Securities Trust 2012-GCJ7
Forms 10-K for the Fiscal Year Ended December 31, 2012
Filed March 26, 2013 and March 29, 2013
File No. 333-171508-01, 333-171508-02, 333-171508-03

GS Mortgage Securities Corporation II
Form ABS-15G for the Year Ended December 31, 2012
Filed February 14, 2013
File No. 025-00533

Dear Ms. Bancroft:

We are counsel to GS Mortgage Securities Corporation II (“GSMSC”) in connection with your letter dated June 12, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-K and Form ABS-15G (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of GSMSC.

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of GSMSC.

Forms 10-K of GS Mortgage Securities Trust 2011-GC5, GS Mortgage Securities Trust 2012-GC6, and GS Mortgage Securities Trust 2012-GCJ7

Exhibits 31 to Forms 10-K

1.	Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d).

Michael S. Gambro   Tel  212 504 6825   Fax  212 504 6666    michael.gambro@cwt.com

Rolaine S. Bancroft, Esq.
June 25, 2013

We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, in each case, the title of the certification includes language that is not part of Item 601(b)(31)(ii), your introductory sentence includes the title of the certifying individual, and your first paragraph does not identify the issuing entity. We also note your response dated November 20, 2012 to comment 4 in our letter dated November 6, 2012 related to GS Mortgage Securities Trust 2011-GC5, that your future filings will follow the specific form and content of Item 601(b)(31)(ii). Your certifications for GS Mortgage Securities Trust 2012-GC6 and GC Mortgage Securities Trust 2012-GCJ7 contain similar inconsistencies; in addition, the fifth paragraph of each such certification omits the words “for asset-backed securities.” Please amend all three certifications to conform with Item 601(b)(31)(ii).

As requested, the certifications have been amended to conform precisely to the requirements of Item 601(b)(31)(ii), and have been included in amended Filings being filed today.

Form 10-K of GS Mortgage Securities Trust 2011-GC5

Exhibit 33.6 to Form 10-K

2.
The exhibit filed does not appear to be a report on assessment of compliance with servicing criteria required by Item 1122(a) of Regulation AB and it appears that you reference that report in paragraph 1. Please amend your filing to provide the required exhibit.

As requested, the Filing has been amended to provide the required exhibit, and is being filed today.

Form 10-K of GS Mortgage Securities Trust 2012-GC6

Exhibit 33.1 to Form 10-K

3.
We note that the assessment of compliance with applicable servicing criteria for CWCapital Management LLC states that Item 1122(d)(4)(i) of Regulation AB is excluded from the applicable servicing criteria as CWCapital Management LLC has concluded that it is not applicable to the activities that it performs. However, in the chart set forth on Exhibit O to your pooling and servicing agreement that you reference, CWCapital Management LLC is one of the entities responsible for Item 1122(d)(4)(ii) with respect to the GS Mortgage Securities Trust 2012-GC6 transaction. Please explain why CWCapital Management LLC did not provide an assessment with respect to Item 1122(d)(4)(ii).

CWCapital Management LLC (“CWCM”) has revised its assessment of compliance with servicing criteria to cover Item 1122(d)(4)(i). The Filing has been amended to include the revised

Rolaine S. Bancroft, Esq.
June 25, 2013

CWCM assessment of compliance as well as a revised, related attestation report of KMPG LLP, and is being filed today.

Form ABS-15G of GS Mortgage Securities Corporation II

4.
We note that footnote 1 of the Form ABS-15G indicates that the filing “relates to issuances of multifamily mortgage pass-through certificates guaranteed by Freddie Mac, for which the filer acts as depositor.” It is unclear whether your Form ABS-15G filing also covers demand and repurchase activity related to commercial mortgage-backed securities. Please advise or revise.

The Form ABS-15G of GSMSC covers demand and repurchase activity related only to the commercial mortgage-backed securities (“CMBS”) identified in footnote 1. Any demand and repurchase activity related to other CMBS transactions for which GSMSC acted as depositor was reported on a Form ABS-15G filed by Goldman Sachs Mortgage Company (“GSMC”) because GSMC was a sponsor/securitizer in those CMBS transactions.  See, e.g., Form ABS-15G of GSMC, dated February 14, 2013 (CIK No. 0001541502).

* * *

In responding to the Staff’s comments with respect to the Filings, GSMSC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	GSMSC is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	GSMSC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rolaine S. Bancroft, Esq.
June 25, 2013

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Michael S. Gambro
Michael S. Gambro

cc:	Lulu Cheng, Esq.
J. Theodore Borter
Leah Nivison
Timothy K. Saunders, Esq.
Joseph M. Osborne, Esq